UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 3, 2008

Commission File Number: 000-30134

CDC Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

33/F Citicorp Centre 18 Whitfield Road Causeway Bay Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exhibit  Description

1.01     Press release dated October 7, 2008
         CDC Corporation Reiterates Second Half 2008 Guidance

1.02     Press release dated October 15, 2008
         CDC Corporation to Hold Third Quarter 2008 Earnings Call on
         November 6, 2008 at 5PM EDT

1.03     Press release dated October 27, 2008
         CDC Corporation Announces Preliminary Third Quarter Results That
         Exceed Wall Street Consensus Estimates

1.04     Press release dated October 28, 2008
         CDC Software Launches Major New Version of its HRM Solution in China

1.05     Press release dated November 6, 2008
         CDC Corporation Reports Record Adjusted EBITDA from Continuing
         Operations for the Third Quarter of 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Corporation

Date: November 6, 2008	By:	John Clough
	Name:	John Clough
	Title:	Director

EXHIBIT INDEX

Exhibit No.	Description

1.01	Press release dated October 7, 2008 -- CDC Corporation Reiterates Second Half 2008 Guidance
1.02	Press release dated October 15, 2008 -- CDC Corporation to Hold Third Quarter 2008 Earnings Call on November 6, 2008 at 5PM EDT
1.03	Press release dated October 27, 2008 -- CDC Corporation Announces Preliminary Third Quarter Results That Exceed Wall Street Consensus Estimates
1.04	Press release dated October 28, 2008 -- CDC Software Launches Major New Version of its HRM Solution in China
1.05	Press release dated November 6, 2008 -- CDC Corporation Reports Record Adjusted EBITDA from Continuing Operations for the Third Quarter of 2008